UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of       , 20      .

Commission File Number 001-33799

Exceed Company Ltd.
(Translation of registrant’s name into English)

23/F, One Hong Commercial Building, 145 Hennessy Road, Wanchai, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Note: Regulation S-T Rule 101 (b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ☐Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

Foreign Private Issuer

Exceed Company Ltd. (the “Company” or “Exceed”) has determined that it is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company shall hereafter report under the Exchange Act as a foreign private issuer, including filing annual reports on Form 20-F and current reports on Form 6-K with the Securities and Exchange Commission (the “Commission”).

Share Purchase Agreement

On October 20, 2009, 2020 ChinaCap Acquirco, Inc., a Delaware corporation (“2020”) merged with and into Exceed, a British Virgin Islands Company (the “Redomestication”).  Holders of 2020 common stock received one ordinary share of Exceed stock for each share of common stock of 2020 that they held.  The ordinary shares of Exceed have the same terms as the 2020 shares for which they were exchanged; however, the rights of shareholders in the British Virgin Islands differ from those under Delaware law and shareholders of Exceed may have fewer protections.

On October 21, 2009, Exceed completed its acquisition of Windrace Company International Limited (“Windrace”) through its acquisition of the outstanding shares of Windrace (the “Acquisition”) under the Agreement for Sale and Purchase of Windrace dated May 8, 2009, as supplemented by a supplemental purchase agreement dated July 27, 2009 and a letter agreement dated September 9, 2009, among Windrace and the ordinary shareholders of Windrace on the one hand, and 2020 and Exceed on the other hand.

The Acquisition was completed on October 21, 2009 in Hong Kong.  In connection with the Acquisition, the Company:

•
Issued 5,741,466 ordinary shares to the shareholders of Windrace and placed 11,267,167 shares in escrow for such shareholders (the “Escrow Shares”).  The Escrow Shares will be released when the Company attains certain goals as described in 2020’s and Exceed’s Registration Statement on Form S-4, as amended (the “Registration Statement”).

•
Issued 1,451,187 and 2,176,781 shares to Wisetech Holdings Limited and Windtech Holdings Limited, respectively, as initial consideration for their investment of $30.0 million in Windrace.   Under the investment agreement between Windrace, Wisetech, Windtech and Mr. Shuipan Lin, Chief Executive Officer of Windrace, six months from this closing, Windrace shall sell to Wisetech and Windtech up to an aggregate of 2,500,000 warrants for the purchase of ordinary shares of Exceed, which Windrace may have purchased in the open market (“Investor Warrants”), as described in the Registration Statement.  In the event that less than 2,500,000 warrants are sold to Wisetech and Windtech or there is a residual balance of the initial investment installment after the sale of the warrants to Wisetech and Windtech, Exceed shall issue to Wisetech and Windtech that aggregate number of Exceed ordinary shares equal to the balance of unused funds divided by $7.58 per share.

•
Redeemed 1,497,995 shares of 2020 that were held by shareholders who voted against the Acquisition and exercised their conversion rights, resulting in a net payment of $11.8 million from the trust fund originally established from the proceeds of 2020’s public offering.

•
Paid amounts incurred by 2020, including notes payable to shareholders of 2020, as explained in the Registration Statement, in the amount of $700,000, resulting in a payment from the trust fund of approximately $7.2 million.

•	Paid to Elevatech Limited $39.5 million to redeem the outstanding shares of preferred stock of Windrace held by Elevatech Limited.

•	Received the balance of the amounts in the trust fund of approximately $9.5 million.

Upon the closing of the Acquisition, the Company ceased to be a shell company.

Exceed Company Ltd.

In connection with the Redomestication and the Acquisition, Exceed appointed the following directors and executive officers, whose biographies are available in the Registration Statement:

•	Lin Shuipan, who will serve as Chairman Chief Executive Officer;

•	Jin Jichun, director

•	Qian Zhen Li, deputy general manager;

•	Fan Qi, financial controller;

•	Ding Dongdong, vice president;

•	Liu Ming, vice president;

•	Tai Yau Ting, chief financial officer.

On October 21, 2009, the Company issued a press release with respect to the closing of the Acquisition.  That press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEED COMPANY LTD.

Date	October 23, 2009	By	/s/ Tai Yau Ting
Tai Yau Ting